United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: May 22nd, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Leverages Alcatel Optronics’ Position to Foster
the Formation of a World Leader in Optical Components

Paris, May 13, 2003 — Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today that it has entered into a binding agreement to divest its optical components business to Avanex (Nasdaq: AVNX) in a stock for stock transaction. This business will include key operations based in Nozay, France and Livingston, UK. As part of this transaction, Avanex is also acquiring certain assets of Corning’s (NYSE: GLW) photonics activities. Alcatel will hold 28% of the combined entity.

“With this agreement, we are contributing Alcatel Optronics’ outstanding technical expertise to an enlarged and credible partner that will support our optical networking activities, which are key to Alcatel. We have secured the future for Alcatel Optronics, in line with our strategy announced at the beginning of the year to find an alternative solution for our optical components business. As a result of this transaction, Avanex will hold a leadership position, providing leading edge technologies to a broad customer base, and will be able to achieve synergies and economies of scale that will allow it to remain competitive in today’s landscape,” said Christian Reinaudo, Executive Vice President of Alcatel.

The combined transaction is valued at approximately $63.5 million based on Avanex May 9 2003 closing price of 1.12 dollar per share. Alcatel will retain 28% of Avanex post issuance share capital. Alcatel Optronics will bring a cash contribution of approximately $110 million, the majority of which will pertain to restructuring, to be finalized at closing. Avanex and Alcatel have also entered into a supply agreement wherein Avanex will provide solutions for Alcatel’s optical networking products over a three-year period. This transaction, which will be presented to Alcatel employees’ representatives, is subject to the approval of Avanex shareholders and to customary regulatory approvals and is expected to close by September 30, 2003.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Avanex’s performance in future periods, including without limitation, its ability to remain competitive in the industry in which it operates and its ability to successfully integrate the acquired businesses. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.fr
Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com
Laurent de Segonzac	Tel : +33 (0)1 40 76 15 04	Laurent.de-segonzac@alcatel.fr

Alcatel Investor Relations Contacts
Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com